Exhibit 99.1

One East Fourth Street, Suite 1200, Cincinnati, Ohio 45202 P. 513.241.3111 | F. 513.241.1212

September 29, 2025

Board of Directors

Kentucky First Federal Bancorp

655 Main Street

Hazard, KY 41702

Pursuant to Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, we inform you that we have been furnished a copy of the 12b-25, to be filed by Kentucky First Federal Bancorp on September 30, 2025, which contains notification of the registrant’s inability to file it Annual Report on for 10K by September 29, 2025. We have read the Company’s statement contained in Part III therein and we agree with the stated reasons as to why we have been unable to complete our audit and report on the Company’s consolidated financial statements for the year ended June 30, 2025 to be included in is Annual Report on Form 10-K.

Very truly yours,

/s/ Clark, Schaefer, Hackett & Co.